                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                                  ___________


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934






(Mark One)

( x )   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED MARCH 31, 1999

OR

(    )   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM _________________ TO _____________________


                          COMMISSION FILE NO. 0-23832

     A. Full title and address of the plan, if different from that of the issuer named below:

                            PSS WORLD MEDICAL, INC.
                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                     (F/K/A PHYSICIAN SALES & SERVICE, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN)

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PSS WORLD MEDICAL, INC.
                           4345 SOUTHPOINT BOULEVARD
                          JACKSONVILLE, FLORIDA 32216
                                 (904) 332-3000

                             REQUIRED INFORMATION

        The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

        1. Statements of Net Assets Available for Benefits--March 31, 1999 and April 2, 1998.

        2. Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended March 31, 1999.

                            PSS World Medical, Inc.
                   Employee Stock Ownership and Savings Plan

                   (Formerly Physician Sales & Service, Inc.
                  Employee Stock Ownership and Savings Plan)


                      Financial Statements and Schedules
                    as of March 31, 1999 and April 2, 1998
                                Together With
                               Auditors' Report

                            PSS WORLD MEDICAL, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                   (Formerly Physician Sales & Service, Inc.
                   Employee Stock Ownership and Savings Plan)


                      FINANCIAL STATEMENTS AND SCHEDULES

                       MARCH 31, 1999 AND APRIL 2, 1998




                               TABLE OF CONTENTS


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits--March 31, 1999 and April 2, 1998

     Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended March 31, 1999

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes-- March 31, 1999

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended March 31, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Plan Administrator of the
PSS World Medical, Inc. Employee Stock
Ownership and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PSS WORLD MEDICAL, INC. EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN (formerly Physician Sales & Service, Inc. Employee Stock Ownership and Savings
Plan) as of March 31, 1999 and April 2, 1998, and the related statement of changes in net assets available for benefits, with fund information, for the year ended March 31, 1999. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan as of March 31, 1999 and April 2, 1998, and the changes in its net assets available for benefits for the year ended March 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of March 31, 1999 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 6, information provided by the custodian and presented in the schedules of investments and reportable transactions does not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



Jacksonville, Florida
September 24, 1999

                            PSS WORLD MEDICAL, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                   (Formerly Physician Sales & Service, Inc.
                   Employee Stock Ownership and Savings Plan)


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        MARCH 31, 1999 AND APRIL 2, 1998



                                                                              1999                1998
                                                                           -----------         -----------

ASSETS:
  Investments, at fair value:
   Money market funds:
     Fidelity Institutional Cash                                           $   551,558         $         0
     Federated Prime Cash                                                      353,231                   0
     Alex Brown Cash Reserve                                                         0             273,102
   Mutual funds:
     American Balanced Fund                                                 10,401,604           6,137,184
     The Kaufmann Fund                                                       3,566,996           3,201,810
     Enterprise Growth A Fund                                                3,238,968                   0
     Washington Mutual Investors Fund                                        1,726,971                   0
     Bond Fund of America                                                      520,577             312,251
     Growth Fund of America                                                          0           2,872,450
     AIM Constellation Fund                                                          0           4,360,940
   Common stock:
     PSS World Medical, Inc. Stock,
       nonparticipant-directed                                              10,989,223          30,619,438
     PSS World Medical, Inc. Stock,
       participant-directed                                                  7,604,543          16,245,985
                                                                           -----------         -----------
       Total investments                                                    38,953,671          64,023,160
                                                                           -----------         -----------
RECEIVABLES:
  Accrued investment income                                                    529,245                   0
  Participant contributions                                                    372,186             349,941
  Other (Note 3)                                                               161,110             867,056
  Employer contributions                                                       123,294             134,496
                                                                           -----------         -----------
       Total receivables                                                     1,185,835           1,351,493
                                                                           -----------         -----------
LIABILITIES:
  Excess contributions payable                                                  11,519                   0
                                                                           -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS                                          $40,127,987         $65,374,653
                                                                           ===========         ===========



       The accompanying notes are an integral part of these statements.

                            PSS WORLD MEDICAL, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                   (Formerly Physician Sales & Service, Inc.
                   Employee Stock Ownership and Savings Plan)


          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION,

                       FOR THE YEAR ENDED MARCH 31, 1999

                                                                                 Participant-Directed
                                                  -------------------------------------------------------------------------------
                                                                                                         Washington      Bond
                                                   Federated     American       The        Enterprise      Mutual        Fund
                                                     Prime       Balanced     Kaufmann      Growth A     Investors        of
                                                     Cash          Fund         Fund          Fund          Fund        America
                                                  ===========  ============  ===========  ============= ============  ===========

ADDITIONS:
 Investment income (loss):
   Net appreciation (depreciation) in fair
     value of investments                           $      0   $  (553,670)  $(1,119,950)  $   303,800   $  (157,772)   $(15,339)
   Dividends and interest                             16,091     1,073,914            98       127,542       130,598      30,833
                                                    --------   -----------   -----------   -----------   -----------    --------
      Total investment income (loss)                  16,091       520,244    (1,119,852)      431,342       (27,174)     15,494
                                                    --------   -----------   -----------   -----------   -----------    --------
 Contributions:
   Participant, including rollovers                  155,805     1,353,943     1,356,970       694,101       619,725     180,535
   Employer, net of forfeitures                            0             0             0             0             0           0
                                                    --------   -----------   -----------   -----------   -----------    --------
      Total contributions                            155,805     1,353,943     1,356,970       694,101       619,725     180,535
                                                    --------   -----------   -----------   -----------   -----------    --------
      Total additions (deductions)                   171,896     1,874,187       237,118     1,125,443       592,551     196,029

BENEFITS PAID TO PARTICIPANTS                        (16,919)     (478,458)     (113,450)       (3,254)         (386)    (15,942)

INTERFUND TRANSFERS                                  (74,848)    2,868,691       241,518    (2,244,161)   (1,737,644)     28,239
                                                    --------   -----------   -----------   -----------   -----------    --------
NET INCREASE (DECREASE)                               80,129     4,264,420       365,186    (1,121,972)   (1,145,479)    208,326

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                   273,102     6,137,184     3,201,810     4,360,940     2,872,450     312,251
                                                    --------   -----------   -----------   -----------   -----------    --------
 End of year                                        $353,231   $10,401,604   $ 3,566,996   $ 3,238,968   $ 1,726,971    $520,577
                                                    ========   ===========   ===========   ===========   ===========    ========


                                                     Participant-Directed          Nonparticipant-Directed
                                                 ----------------------------    ---------------------------
                                                  PSS World                       PSS World
                                                 Medical, Inc.                   Medical, Inc.
                                                    Stock             Other          Stock         Other          Total
                                                 ============      ==========    =============     =========     ============
ADDITIONS:
 Investment income (loss):
   Net appreciation (depreciation) in fair
     value of investments                        $(10,909,195)     $  424,387    $(18,412,135)     $(292,698)    $(30,732,572)
   Dividends and interest                              17,681         104,858             100              0        1,501,715
                                                 ------------      ----------    ------------      ---------     ------------
      Total investment income (loss)              (10,891,514)        529,245     (18,412,035)      (292,698)     (29,230,857)
                                                 ------------      ----------    ------------      ---------     ------------
 Contributions:
   Participant, including rollovers                 2,580,644         319,873               0              0        7,261,596
   Employer, net of forfeitures                             0         231,209               0              0          231,209
                                                 ------------      ----------    ------------      ---------     ------------
      Total contributions                           2,580,644         551,082               0              0        7,492,805
                                                 ------------      ----------    ------------      ---------     ------------
      Total additions (deductions)                 (8,310,870)      1,080,327     (18,412,035)      (292,698)     (21,738,052)

BENEFITS PAID TO PARTICIPANTS                      (1,248,777)              0      (1,218,180)      (413,248)      (3,508,614)

INTERFUND TRANSFERS                                   918,205               0               0              0                0
                                                 ------------      ----------    ------------      ---------     ------------
NET INCREASE (DECREASE)                            (8,641,442)      1,080,327     (19,630,215)      (705,946)     (25,246,666)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                 16,245,985         484,437      30,619,438        867,056       65,374,653
                                                 ------------      ----------    ------------      ---------     ------------
 End of year                                     $  7,604,543      $1,564,764    $ 10,989,223      $ 161,110     $ 40,127,987
                                                 ============      ==========    ============      =========     ============

         The accompanying notes are an integral part of this statement.

                            PSS WORLD MEDICAL, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                   (Formerly Physician Sales & Service, Inc.
                   Employee Stock Ownership and Savings Plan)



                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                        MARCH 31, 1999 AND APRIL 2, 1998


1.  DESCRIPTION OF PLAN

    The following description of the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries ("PSS" or the "Company"). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan ("ESOP"), whereby employee and employer contributions are invested in PSS World Medical, Inc. common stock (the "Company's stock"). The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

    Effective January 1, 1997, the Plan was amended and restated. The Plan was amended to provide for the merger of the Brown's Medical Supply Company Retirement Savings Plan into this Plan effective as of January 1, 1997, and to include other changes required in order to conform with applicable requirements of the IRC.

    On March 26, 1998, Physician Sales & Service, Inc., the plan sponsor, changed its name to PSS World Medical, Inc. On March 26, 1998, the Company completed a merger with Gulf South Medical Supply, Inc. ("GSMS"). The Plan was amended to allow participation of GSMS employees effective as of May 1, 1998.

    On June 1, 1998, the Plan was amended to transfer sponsorship and responsibility for administration of the Plan to PSS and to rename the Plan the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan.

    On November 1, 1998, the Plan was amended to provide for monthly entry dates wherein an eligible employee may enter the Plan on the first day of each month of the plan year. In the prior year, the Plan provided for quarterly entry dates.

    Effective January 1, 1999, the plan year-end was changed to March 31 of each year. Prior to April 2, 1998, the plan year-end was the Thursday closest to March 31 of each year.

    The Company has overall responsibility for administering the Plan. Custody of the Plan's assets resides with Northwestern Trust and Investors Advisory Company ("Northwestern Trust"), the plan custodian. Howard Johnson & Company provides record-keeping services for the Plan.

    Contributions

    The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 15% but not less than 1% of compensation as defined by the Plan and as limited by requirements of the IRC.

    Employer contributions are made at the discretion of the Company's board of directors and are allocated based on the ratio of each eligible participant's deferred compensation to the total deferred compensation of all eligible participants during the plan year who are employees of the Company as of the last day of the plan year. Employer discretionary contributions were $0 for fiscal years ended 1999 and 1998. However, the Plan was required to make a qualified nonelective contribution in 1999 and 1998 in the amount of $123,294 and $107,915, respectively. These contributions are included in the accompanying financial statements as employer contributions.

    Certain contributions made to the Plan in fiscal 1999 were determined to be in excess of allowable limits under the IRC. These contributions will be refunded to the participants subsequent to year-end and are recorded in the accompanying financial statements as excess contributions payable.

    Unallocated Amounts

    At March 31, 1999, the Plan had $551,558 of unallocated assets consisting of participant contributions and qualified nonelective contributions from the prior year. These contributions are included in the Fidelity Institutional Cash money market fund at March 31, 1999 in the accompanying statements of net assets available for benefits and other in the statements of changes in net assets available for benefits, with fund information.

    Vesting

    Participants are immediately vested in their voluntary contributions and the earnings thereon. Participants are vested in the Company's discretionary contributions based on years of continuous service, as defined in the Plan, according to the following schedule:

        Less than three years of service                          0%
        Three years but less than four years                     20
        Four years but less than five years                      40
        Five years but less than six years                       60
        Six years but less than seven years                      80
        Seven years or more                                     100

    Nonvested portions of the Company's discretionary contributions are forfeited as of an employee's termination date and are used to reduce future Company contributions. At March 31, 1999 and April 2, 1998, forfeited nonvested accounts totaled approximately $25,977 and $19,000, respectively.

    Benefits

    Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account. Balances in participant accounts are paid in a single lump sum or in equal annual installments, at the election of the participant, over a period not extending past the participant's life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. Balances in the ESOP accounts are generally distributed in shares of the Company's stock (with fractional shares paid in cash) to the participant, by direct transfer to the participant's individual retirement account, or to the plan of the participant's new employer.

    Participant Accounts

    Each participant's account is credited with his/her contributions, his/her share of the Company's discretionary contribution, and an allocation of plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

    Investment Options

    Participants may direct their contributions and any related earnings into seven investment options. Participants may change their investment elections monthly and make transfers among funds. Participants may not direct the investment of the Company's discretionary contributions. Under the terms of the Plan, employer contributions are invested in the nonparticipant-directed PSS World Medical, Inc. Stock Fund. A description of each investment option as of March 31, 1999, is provided below:

        Federated Prime Cash

        This money market fund consists of a portfolio invested in commercial paper, U.S. corporate debt obligations, short-term corporate obligations, bank certificates of deposit, demand and time deposits, and/or comparable investments. The objective of this fund is to provide maximum protection of capital with a conservative rate of return.

        During plan year 1999, plan assets in the Alex Brown Cash Reserve money market fund were transferred to the Federated Prime Cash Fund.

        Bond Fund of America

        This mutual fund consists of a portfolio invested in marketable corporate debt securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments. The objective of this fund is to provide a level of current income consistent with the preservation of capital by investing primarily in bonds.

        Washington Mutual Investors Fund

        This mutual fund consists of a diversified portfolio of common stocks or securities convertible into common stocks. The objective of this fund is to provide income and an opportunity for growth of principal.

        During plan year 1999, plan assets in the Growth Fund of America were transferred to the Washington Mutual Investors Fund.

        Enterprise Growth A Fund

        This mutual fund consists of a portfolio invested primarily in common stocks and other securities convertible into common stocks, cash or cash equivalents, straight debt securities, or nonconvertible preferred stocks. The objective of this fund is to provide growth of capital.

        During plan year 1999, plan assets in the AIM Constellation Fund were transferred to the Enterprise Growth A Fund.

        The Kaufmann Fund

        This mutual fund consists of a portfolio invested in common stocks and convertible preferred stocks and bonds, including convertible bonds. The objective of this fund is to provide capital appreciation.

        American Balanced Fund

        This mutual fund consists of a portfolio invested in securities, including common stocks, preferred stocks, corporate bonds, and U.S. government securities. The objective of this fund is to provide conservation of capital, current income, and long-term growth of capital and income.

        PSS World Medical, Inc. Stock (Participant-Directed)

        This common stock fund is a participant-directed account in which employee contributions are invested in the Company's stock.

    Contributions to the nonparticipant-directed PSS World Medical, Inc. Stock Fund represent the Company's discretionary contributions which are invested principally in the Company's stock.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

    The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

    Income Recognition

    Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date.

    Investment Valuation

    Investments of the Plan are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The Company's common stock as of March 31, 1999 and April 2, 1998 is valued at its quoted market price as listed on the NASDAQ National Market under the ticker symbol "PSSI."

    Net Appreciation (Depreciation) in Fair Value of Investments

    Net realized gains and losses from the sales of investments and the changes in the unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation (depreciation) in fair value of investments.

    Administrative Expenses

    All administrative expenses of the Plan are paid by the Company.

3.  RECEIVABLES

    Accrued investment income as of March 31, 1999 primarily represents investment income earned by the Kaufmann fund during plan year 1999 but not recorded by Northwestern Trust until subsequent to year-end.

    During plan year 1998, a duplicate distribution was made to a participant. The distributed shares were retrieved and redeposited into the Plan on August 28, 1998. The receivables-other at April 2, 1998 represents the fair market value of the shares on that date.

    During plan year 1996, a duplicate distribution was made to a participant. The distributed shares were retrieved and will be redeposited into the Plan subsequent to year-end. The fair market value of the shares at March 31, 1999 was approximately $161,110 and is included in the receivables-other in the accompanying financial statements.

4.  TAX STATUS

    On June 3, 1997, the Plan, as amended and restated, received a favorable determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving this letter, the plan administrator and management believe that the Plan, as amended and restated, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, management believes that the Plan is qualified and the related trust continues to be tax-exempt.

5.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

6.  INFORMATION PROVIDED BY THE CUSTODIANS

    Disclosure of historical cost information with regard to certain plan investments is required to be presented in the schedules of assets held for investment purposes and reportable transactions (Schedules I and II) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Due to the record-keeping systems maintained by the custodian, certain of this information cannot be provided.

7.  RELATED PARTIES

    The Plan owns 2,123,338 shares of the Company's stock at March 31, 1999 which represents approximately 3% of the outstanding common stock of the Company at that date. Transactions in the stock of the Company are reported in Schedule II and represent party-in-interest transactions.

8.  RECONCILIATION TO FORM 5500

    As of March 31, 1999 and April 2, 1998, the Plan had $30,216 and $143,290, respectively, of pending distributions to participants who elected distributions from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

    The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended March 31, 1999 and April 2, 1998:

                                                                               Net Assets Available
                                                    Benefits                        for Benefits
                                                   Payable to    Benefits    -------------------------
                                                  Participants     Paid          1999          1998
                                                  ============  ==========   ===========   ===========

        Per financial statements                    $     0     $3,508,614   $40,127,987   $65,374,653
        1999 amounts pending distribution to
          participants                               30,216         30,216       (30,216)            0
        1998 amounts pending distribution to
          participants                                    0       (143,290)            0      (143,290)
                                                    -------     ----------   -----------   -----------
        Per Form 5500                               $30,216     $3,395,540   $40,097,771   $65,231,363
                                                    =======     ==========   ===========   ===========

9.  SUBSEQUENT EVENTS

    Effective August 1, 1999, record-keeping responsibilities were transferred from Howard Johnson & Company to Metropolitan Life Insurance Company. In addition, effective August 1, 1999, custody of the Plan's noncompany stock assets was transferred from Northwestern Trust to The Chase Manhattan Bank. Northwestern Trust will remain the custodian and trustee of the PSS common stock (both participant and nonparticipant-directed), held in the Plan.

    During October 1998, the Company acquired Tri Star Imaging Systems, Inc. ("TriStar"). TriStar sponsored the TriStar Employee Stock Ownership and Savings Plan ("TriStar ESOP"). On March 31, 1999, the TriStar ESOP was renamed to the PSS World Medical, Inc. Employee Stock Ownership Plan and amended to allow participation of all PSS World Medical, Inc. employees in the plan. Effective August 1, 1999 or as soon as practicable thereafter, the Plan was amended to provide for the merger of the TriStar ESOP (approximately $2.0 million of net assets available for benefits) into this Plan. As of the date of the merger, debt outstanding related to the purchase of common stock of the Company is approximately $2.6 million and approximately 150,000 shares are outstanding that remain unallocated. In addition, the Plan was amended to provide for the merger of the PSS/Taylor Medical Profit Sharing Plan (approximately $3.5 million of net assets available for benefit) effective as of December 31, 1999.

                                                                      SCHEDULE I
                            PSS WORLD MEDICAL, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                   (Formerly Physician Sales & Service, Inc.
                   Employee Stock Ownership and Savings Plan)


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 MARCH 31, 1999



                                                                                                    Current
     Identity of Party Involved                Description of Investment                Cost         Value
     ==========================      ==============================================     ====      ===========

     FIDELITY                        Fidelity Institutional Cash, money market fund      (a)       $  551,558

     FEDERATED INVESTORS             Federated Prime Cash, money market fund             (a)          353,231

     THE AMERICAN FUNDS GROUP        Bond Fund of America, mutual fund, 38,704
                                     shares                                              (a)          520,577

     THE AMERICAN FUNDS GROUP        Washington Mutual Investors Fund, mutual
                                     fund, 52,587 shares                                 (a)        1,726,971

     ENTERPRISE GROUP OF FUNDS       Enterprise Growth A Fund, mutual fund,
                                     142,812 shares                                      (a)        3,238,968

     KAUFMANN                        The Kaufmann Fund, mutual fund, 698,042 shares      (a)        3,566,996

     THE AMERICAN FUNDS GROUP        American Balanced Fund, mutual fund, 666,318
                                     shares                                              (a)       10,401,604

*    PSS WORLD MEDICAL, INC.         PSS World Medical, Inc. common stock,
                                     2,123,338 shares                                    (a)       18,593,766
                                                                                                  -----------
                                                                                                  $38,953,671
                                                                                                  ===========



                 *Represents a party-in-interest transaction.

     (a) Historical cost information has been requested from the custodian; however, due to their record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II




                            PSS WORLD MEDICAL, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                   (Formerly Physician Sales & Service, Inc.
                   Employee Stock Ownership and Savings Plan)


                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                       FOR THE YEAR ENDED MARCH 31, 1999



                                                                      Purchases                             Sales
                                                             -------------------------- -------------------------------------------
                                                                Number                     Number
                                                                  of         Purchase       of        Selling   Cost of     Net
  Identity of Party Involved       Description of Assets     Transactions     Price     Transactions   Price     Asset   Gain (Loss)
=============================    ========================    ============  ============ ============ ========== =======  ===========
  THE AMERICAN FUNDS GROUP        American Balanced Fund,
                                    mutual fund                   82        $6,999,515       34      $2,105,247    (a)       (a)

  AIM DISTRIBUTORS, INC.          AIM Constellation Fund,         10           189,274        2       4,443,898    (a)       (a)
                                    mutual fund

* PSS WORLD MEDICAL, INC.         PSS World Medical, Inc.,
                                    common stock                 139         7,741,013       57       4,676,621    (a)       (a)


                 *Represents a party-in-interest transaction.

            (a) Historical cost information has been requested from
                the custodian; however, due to their record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on September 27, 1999.

                             PSS WORLD MEDICAL, INC.
                             EMPLOYEE STOCK OWNERSHIP AND
                             SAVINGS PLAN



                             NORTHWESTERN TRUST AND INVESTORS
                             ADVISORY COMPANY, TRUSTEE

                             By: /s/ Gerry Kelley
                                ---------------------------------
                                     Gerry Kelley
                                     Vice President